UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 11, 2013

Commission File Number: 001-36059

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
(Name of Registrant)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B
Colonia Zedec Santa Fe
United Mexican States, D.F. 01210
+(52) 55-5261-6400
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

EXPLANATORY NOTE

On October 10, 2013, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. issued a press release announcing a 24% increase in passengers for September 2013 and aided victims during adverse weather conditions. A copy of the press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated October 10, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Date: October 11, 2013	By:	/s/ Jaime E Pous
	Name:	Jaime E Pous
	Title:	General Counsel

	By:	/s/ Fernando Suárez Gerard
	Name:	Fernando Suárez Gerard
	Title:	CFO